Tangoe, Inc.
35 Executive Boulevard
Orange, Connecticut 06477
T: 203.859.9300
F: 203.859.9427

August 1, 2014

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Re:                 Tangoe, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 17, 2014

Form 10-Q for the Quarterly Period Ended March 31, 2014

Filed May 12, 2014

File No. 001-35247

Ladies and Gentlemen:

On behalf of Tangoe, Inc. (the “Company”), I am writing to confirm the telephone conversation between Thomas Beach, the Company’s Vice President of Finance, and Eiko Yaoita Pyles, Staff Accountant at the Securities and Exchange Commission (the “SEC”), regarding an extension of time in which to respond to the letter (the “Letter”) of the staff (the “Staff”) of the SEC dated July 25, 2014 to Gary Martino, Chief Financial Officer of the Company, with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 and the Company’s Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2014.  As discussed with Ms. Pyles, the Company would like an additional 10 business days, or a total of 20 business days from the date of the Letter, in which to respond to the comments set forth in the Letter.  As Mr. Beach explained by telephone, this additional time is required in order to evaluate the Letter and to review the referenced codifications to enable the Company to effectively respond to the Letter.

Ms. Pyles indicated that the additional time requested would be acceptable to the Staff and this letter will serve to confirm that that the Company will respond to the Letter within 20 business days of its date.

Very truly yours,

/s/ Thomas P. Flynn

Thomas P. Flynn
General Counsel, Tangoe, Inc.